SHAREHOLDER PROXY RESULTS (unaudited)


At a Special Meeting of Shareholders held on September 14, 2009 for the ING Clarion Real Estate Income Fund, a summary report of shares voted by proposal is as follows:



01.* TO APPROVE AN AGREEMENT AND PLAN OF REORGANIZATION BETWEEN ING
	CLARION REAL ESTATE INCOME FUND, ING CLARION GLOBAL REAL ESTATE INCOME FUND (IGR) AND IGR MERGER SUBSIDIARY, A DIRECT,
      WHOLLY-OWNED SUBSIDIARY OF IGR.
	             SHARES VOTED     % OF SHARE VOTED	% OF TOTAL SHARES
FOR	            7,787,814.29           92.95%	          51.87%
AGAINST             378,582.46            4.52%	           2.52%
ABSTAIN	        212,255.36            2.53%	           1.41%
BROKER NON-VOTES	6,634.165.89             -	           44.20%

TOTAL SHARES	15,012,818.00         100.00%	          100.00%